UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan
Pentair, Inc.
5500 Wayzata Boulevard, Suite 900
Golden Valley, Minnesota 55416

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	11
Form 5500, Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
Pentair, Inc. Retirement Savings and Stock Incentive Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 18, 2020

We have served as the Plan’s auditor since at least 2002, however, an earlier year could not be reliably determined.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Notes receivable from participants	$7,390,561	$13,206,110
Employee contributions receivable	753,113	1,198,655
Employer contributions receivable	491,041	818,546
Other receivables	—	1,147
Total receivables	8,634,715	15,224,458
Investments — at fair value	658,882,691	959,247,762
Total assets	667,517,406	974,472,220
LIABILITIES:
Investment settlements payable	—	1,147
Total liabilities	—	1,147
NET ASSETS AVAILABLE FOR BENEFITS	$667,517,406	$974,471,073
See accompanying notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

ADDITIONS:
Employee contributions	$25,410,739
Employer contributions	14,347,009
Rollover contributions	3,667,993
Total contributions	43,425,741

Interest, dividend and other income	10,316,736
Net appreciation in the fair value of investments	142,036,057
Net investment income	152,352,793

Total additions	195,778,534

DEDUCTIONS:
Benefits paid to participants	78,686,160
Administrative expenses	853,264
Total deductions	79,539,424

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	116,239,110

PLAN TRANSFERS — Into the Plan (Note 1)	7,071,744
PLAN TRANSFERS — Out of the Plan (Note 1)	(430,264,521)
DECREASE IN NET ASSETS	(306,953,667)
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	974,471,073
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$667,517,406
See accompanying notes to financial statements.

Notes to financial statements
As of December 31, 2019 and 2018, and for the year ended December 31, 2019

1.	DESCRIPTION OF THE PLAN
The following description of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information — The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (“IRC”) Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries who have attained age 18, although such employees must have one year of service before becoming eligible for employer discretionary contributions. The Company is a subsidiary of Pentair plc (“Pentair”) and is the Plan sponsor as well as Plan Administrator. Fidelity Management Trust Company (“Fidelity”) is record-keeper and trustee of the Plan, including the ESOP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
In April 2018, the Company completed the separation of its Electrical business from the rest of Pentair and its consolidated subsidiaries (the “Separation”) by means of a dividend in specie of the Electrical business, which was effected by the transfer of the Electrical business from Pentair to nVent Electric plc (“nVent Electric”) and the issuance by nVent Electric of ordinary shares directly to Pentair shareholders (the “Distribution”). In January 2019, in connection with the Separation and Distribution and in accordance with the Employee Matters Agreement between Pentair and nVent Electric, $430,264,521 in assets were transferred from the Plan into the newly formed nVent Electric defined contribution plan.
In February 2019, Pentair acquired Aquion, Inc. In connection with the acquisition, the Aquion, Inc. 401(k) Plan was subsequently frozen and employees of that company began participating in the Plan on April 1, 2019. The Aquion, Inc. 401(k) Plan was legally merged with the Plan in December 2019. During the year ended December 31, 2019, Aquion, Inc. 401(k) Plan’s net assets available for benefits totaling $7,071,744 were transferred into the Plan.
Participation — Participation for full- and part-time employees may commence effective with the date of hire, provided that the employee is at least age 18, and provided that a temporary employee must complete six months of service before becoming a participant. Participant contributions are subject to a maximum of 50% of pre-tax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $19,000 for 2019 and $18,500 for 2018, respectively, provided that employees who will be age 50 or older are permitted to make additional catch-up contributions to the Plan up to the IRC limitation of $6,000 for 2019 and 2018.
The Plan has an automatic enrollment feature for new non-union employees at a deferral rate of 5% of eligible compensation with an automatic annual increase of 1% of eligible compensation per year until the participant reaches a deferral rate of 10%. Employees may opt-out of automatic enrollment and automatic annual increase at any time.
Non-union matching contributions are 100% of the first 5% of eligible compensation that is contributed to the Plan by a participant on a pre-tax basis and are made in the form of cash. Union matching contributions are cash contributions made in accordance with the respective union contract agreements, with the majority of the union matching contributions being equal to 50% of the first 5% of eligible compensation that is contributed to the Plan by a union participant on a pre-tax basis.
Discretionary ESOP contributions for union participants are made in accordance with the respective union contract agreements, which provide for contributions of cash or Pentair common stock at 1.5% of eligible compensation.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and allocations of Company discretionary ESOP contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled to under the Plan is the benefit that can be provided from the participant’s vested account.

Notes to financial statements
As of December 31, 2019 and 2018, and for the year ended December 31, 2019

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. In the event a participant fails to direct the investment, the participant is deemed to have elected to invest the participant’s contributions in the default investment option designated by the Plan Administrator. Company discretionary ESOP contributions are automatically invested in Pentair common stock. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds and stable value funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance, not including employer contributions, or $50,000. Due to transfers of notes receivable from participants related to plan mergers in prior years, certain loans outstanding as of December 31, 2019 and 2018, may carry an original maturity greater than 15 years and bear interest at rates higher than the prime rate plus 1%.
Vesting — All pre-tax elective deferral, after-tax, and employer discretionary contributions are immediately 100% vested. The Company’s matching contributions for non-union participants generally are 100% vested after 12 months of service and union participants vest in accordance with the respective union contracts.
Forfeitures — Nonvested account balances of terminated employees are forfeited. Forfeitures under the Plan may be used to pay administrative expenses or may be applied towards the payment of the Company’s future contributions.
Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Some participants can also elect annual installments over a term-certain period.
Withdrawals — Hardship withdrawals are available for immediate and heavy financial need up to the amount of pre-tax contributions, but not earnings. Hardship withdrawals can occur any time with a maximum of two per calendar year.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
The Plan provides various investment options to its participants, including corporate stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan’s investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.

Notes to financial statements
As of December 31, 2019 and 2018, and for the year ended December 31, 2019

Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payments of benefits
Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but had not yet been paid at December 31, 2019 or 2018.

3.	FAIR VALUE MEASUREMENTS
The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, common stock and other investments — These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, common stock and other investments. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at period-end, and are actively traded.
Common/collective trusts — These investments consist of various other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at NAV as a practical expedient, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. Participant transactions may occur daily and there are no unfunded commitments, redemption restrictions or notice period requirements.
Stable value fund — The Plan provides participants a stable value investment option managed by Fidelity. The Managed Income Portfolio II Fund of the Fidelity Group for Employee Benefit Plans (the “fund”) includes synthetic guaranteed investment contracts and is a portfolio of financial instruments. The fund is valued using NAV as a practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a 12 month redemption notice period for the Plan level.

Notes to financial statements
As of December 31, 2019 and 2018, and for the year ended December 31, 2019

The fair values of the Plan’s investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair common stock	$40,363,582	$—	$—	$40,363,582
nVent Electric common stock	22,716,291	—	—	22,716,291
Interest-bearing cash	112,042	—	—	112,042
Mutual funds	107,342,279	—	—	107,342,279
Net investments in fair value hierarchy	170,534,194	—	—	170,534,194
Investments valued at NAV				488,348,497
Total investments at fair value	$170,534,194	$—	$—	$658,882,691

	December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair common stock	$61,467,061	$—	$—	$61,467,061
nVent Electric common stock	38,533,229	—	—	38,533,229
Interest-bearing cash	306,804	—	—	306,804
Mutual funds	153,727,561	—	—	153,727,561
Net assets in fair value hierarchy	254,034,655	—	—	254,034,655
Investments valued at NAV				705,213,107
Total investments at fair value	$254,034,655	$—	$—	$959,247,762
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers between levels.

Notes to financial statements
As of December 31, 2019 and 2018, and for the year ended December 31, 2019

4.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 27, 2015, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

5.	VOLUNTARY CORRECTION PROGRAM
On October 8, 2019, the Company filed a Voluntary Correction Program (“VCP”) submission with the Internal Revenue Service, which is still outstanding as of the date hereof. The VCP filing related to an operational error with respect to dividends paid on shares of nVent Electric common stock held in participants’ accounts as a result of the Distribution. Before January 1, 2019, dividends paid on nVent Electric shares that were held in the Plan could be distributed as cash or reinvested back into additional shares of nVent Electric stock, as elected by plan participants, but the Plan was amended so that on and after January 1, 2019, dividends paid on nVent Electric shares could not be paid in cash or reinvested in nVent Electric stock and would instead have to be reinvested into other plan investment funds. However, the change in treatment of the nVent Electric dividends effective January 1, 2019 was not implemented. In its VCP submission, the Company proposed that the Plan be corrected by modifying the effective date of the amendment regarding the treatment of nVent Electric dividends to January 1, 2020.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are stable value funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee and record-keeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan has a revenue-sharing agreement whereby Fidelity receives revenue from certain investment managers for services provided to the Plan. The revenue is used to offset the Plan’s administrative expenses.
At December 31, 2019 and 2018, the Plan held 879,916 and 1,626,974 shares, respectively, of common stock of Pentair, the parent of the Company, with a cost basis of $23,566,208 and $40,309,937, respectively. During the year ended December 31, 2019, the Plan recorded dividend income of $791,157 with respect to the common stock of Pentair.
Participant loans also qualify as party-in-interest transactions and amounted to $7,390,561 and $13,206,110 at December 31, 2019 and 2018, respectively.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the plan is terminated, participants would become 100% vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2019 and 2018, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2019	2018
Net assets available for benefits per the financial statements	$667,517,406	$974,471,073
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(1,214,810)
Less: Cumulative deemed distributions of participant loans	(300,405)	(682,244)
Net assets available for benefits per Form 5500	$667,217,001	$972,574,019

As of December 31, 2019 and 2018, reconciliation of notes receivable from participants per the financial statements to the Form 5500 was as follows:

	2019	2018
Notes receivable from participants per the financial statements	$7,390,561	$13,206,110
Less: Cumulative deemed distributions of participant loans	(300,405)	(682,244)
Notes receivable from participants per Form 5500	$7,090,156	$12,523,866
As of December 31, 2019 and 2018, reconciliation of investments at fair value per the financial statements to the Form 5500 was as follows:

	2019	2018
Investments value per the financial statements	$658,882,691	$959,247,762
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(1,214,810)
Investments at fair value per Form 5500	$658,882,691	$958,032,952
For the year ended December 31, 2019, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2019
Change in net assets available for benefits per the financial statements	$(306,953,667)
Less: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,214,810
Less: Change in cumulative deemed distributions of participant loans	381,839
Change in net assets available for benefits per Form 5500	$(305,357,018)
For the year ended December 31, 2019, reconciliation of net investment income per the financial statements to the Form 5500 was as follows:

2019
Net investment income per the financial statements	$152,352,793
Less: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,214,810
Less: Change in cumulative deemed distributions of participant loans	(22,321)
Net investment income per Form 5500	$153,545,282
For the year ended December 31, 2019, reconciliation of benefits paid to participants per the financial statements to the Form 5500 was as follows:

2019
Benefits paid to participants per the financial statements	$78,686,160
Less: Deemed distributions of participant loans	(63,254)
Benefits paid to participants per Form 5500	$78,622,906
For the year ended December 31, 2019, reconciliation of net transfers out per the financial statements to the Form 5500 was as follows:

2019
Net transfers out per the financial statements	$(423,192,777)
Less: Deemed distributions of participant loans related to plan transfers	340,906
Net transfers out per Form 5500	$(422,851,871)

9.	SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic which has impacted the financial markets and global economy. The COVID-19 pandemic is still on-going and the extent of the impact on the Plan’s net assets available for benefits and changes in net assets available is uncertain. The related financial impact and duration cannot be reasonably estimated at this time.

On March 27, 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act provides temporary relief for retirement plan sponsors and their participants with respect to distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.

The Plan Administrator has adopted certain of the relief provisions included in the CARES Act. The Plan Administrator intends to formally amend the Plan by the end of the 2020 plan year to reflect such provisions. The related financial impact cannot be reasonably estimated at this time.

*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN		(EIN: 41-0907434)
		(Plan #002)

FORM 5500, SCHEDULE H, PART IV LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
		Current
Description	Cost	Value
COMMON/COLLECTIVE TRUSTS:
JPMorgan SmartRetirement Passive Blend Income Fund	*	$8,699,302
JPMorgan SmartRetirement Passive Blend 2020 Fund	*	33,917,344
JPMorgan SmartRetirement Passive Blend 2025 Fund	*	41,620,003
JPMorgan SmartRetirement Passive Blend 2030 Fund	*	39,821,437
JPMorgan SmartRetirement Passive Blend 2035 Fund	*	39,630,291
JPMorgan SmartRetirement Passive Blend 2040 Fund	*	23,102,874
JPMorgan SmartRetirement Passive Blend 2045 Fund	*	17,704,745
JPMorgan SmartRetirement Passive Blend 2050 Fund	*	16,647,245
JPMorgan SmartRetirement Passive Blend 2055 Fund	*	9,091,934
JPMorgan SmartRetirement Passive Blend 2060 Fund	*	2,748,017
Fidelity Growth Company (1)	*	93,850,140
Legal & General US Total Stock Market Index	*	86,232,224
Legal & General International Developed Index	*	743,933
BlackRock Total Return	*	12,024,407
Principal Diversified Real Asset Inst	*	421,605
Total common collective trusts		426,255,501
REGISTERED INVESTMENT COMPANIES:
Oakmark Fund	*	31,417,426
Dodge & Cox International Stock	*	18,767,803
Fidelity US Bond Index (1)	*	5,202,999
Victory Integrity Small Cap Value Fund R6	*	11,871,048
Harbor International Small Cap	*	1,412,452
AMG Times Square Small Cap Growth Fund	*	31,410,864
Vanguard International Growth Fund Adm	*	7,259,687
Total registered investment companies		107,342,279
INTEREST-BEARING CASH
Vanguard Federal Money Market	*	63,827
Vanguard Prime Money Market ADM	*	48,215
Total interest-bearing cash		112,042
PENTAIR COMPANY STOCK (1)	*	40,363,582
nVENT ELECTRIC COMPANY STOCK	*	22,716,291
STABLE VALUE FUND
Fidelity Managed Income Portfolio II, CL 4 (1)	*	62,092,996
NOTES RECEIVABLE FROM PARTICIPANTS, NET OF $300,405 IN DEEMED DISTRIBUTIONS (1) (2)		7,090,156
TOTAL		$665,972,847

(1)	Party-in-interest.

(2)	Interest rates range from 3.25% to 9.75%. Maturity dates range from 2020 to 2045.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 18, 2020.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
By Pentair, Inc.

By	/s/ Robert P. Fishman
Robert P. Fishman
President